# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Medalist Diversified REIT, Inc., CIK 0001654595
CUSIP: 58403P402
Title of class of securities: Common Stock
Address of issuer's principal executive offices: P. O. Box 8436, Richmond, Virginia (VA), 23226
Date of event which requires filing of this statement: 08/08/2025
Filed by CIK 0001271775
Persons authorized to receive notices and communications: Brent Winn, P. O. Box 8436, Richmond, Virginia (VA), 23226, 804-338-7708

## Reporting persons
- Francis P. Kavanaugh (CIK 0001271775): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 388,044; shared voting power 0; sole dispositive power 388,044; shared dispositive power 0; aggregate amount beneficially owned 388,044 (25.8% of the class)
  Comment: (1) Share amounts for Sole Voting Power, Sole Dispositive Power and Aggregate amount beneficially owned 179,349 common units of limited partnership interest ("OP Units") in Medalist Diversified Holdings, L.P., the operating partnership (the "Operating Partnership") of Medalist Diversified REIT, Inc., a Maryland corporation (the "Issuer"), held directly by the Reporting Person and 208,695 OP Units held by BET Trust Dated March 11, 1999 ("BET Trust"), of which the Reporting Person is trustee and has sole voting and dispositive power. The OP Units are redeemable for cash equal to the then fair market value of one share of the Issuer's common stock, $0.01 par value per share (the "Common Stock"), except that the Operating Partnership may, at its election, cause the Issuer to acquire some or all of the OP Units so presented on a one-for-one basis for shares of the Common Stock. On August 8, 2025, the Reporting Person exchanged 240,004 shares of Common Stock on a one-for-one basis for an aggregate of 240,004 OP Units (the "Exchange"), with such OP Units becoming redeemable on August 8, 2026. Following the Exchange, the Reporting Person directly and indirectly holds 388,044 OP Units that are redeemable for Common Stock within 60 days and no shares of Common Stock. The OP Units that are redeemable within 60 days include: (i) 19,348 OP Units that were issued to Mr. Kavanaugh on January 18, 2024, and which became redeemable for shares of common stock on January 18, 2025, (ii) 208,696 OP Units that were issued to BET Trust on March 28, 2024, and which became redeemable on June 17, 2025 and (iii) 160,000 OP Units that were issued to Mr. Kavanaugh on October 11, 2024, and will become redeemable on October 11, 2025. BET Trust disclaims beneficial ownership of the Shares that may be issuable upon exchange of the OP Units.
  
  (2) The percentage of the class was calculated based on 1,505,270 shares of Common Stock outstanding as of August 11, 2025, which includes 232,865 OP Units that are redeemable as of August 11, 2025, and 160,000 OP Units that will become redeemable on October 11, 2025.
  
  This Amendment No. 5 to Schedule 13D amends and supplements the statement on Schedule 13D initially filed on January 31, 2023 by Francis P. Kavanaugh, as amended by that certain Amendment No. 1 to Schedule 13D filed on June 21, 2023, that certain Amendment No. 2 to Schedule 13D filed on June 27, 2023, that certain Amendment No. 3 to Schedule 13D filed on January 27, 2025 and that certain Amendment No. 4 to Schedule 13D filed on February 25, 2025 (collectively, the "Schedule 13D").

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Medalist Diversified REIT, Inc.
Address of issuer's principal executive offices: P. O. Box 8436, Richmond, Virginia (VA), 23226

## Item 2. Identity and Background
Name of person filing: Francis P. Kavanaugh
Residence or business address: The principal business address for the Reporting Person is 107 Via Florence, Newport Beach, CA 92663.
Present principal occupation or employment: The principal business of the Reporting Person is President and Chief Executive Officer of Medalist Diversified REIT, Inc. engaged in the investment and management of commercial real estate with a mailing address of P. O. Box 8436, Richmond, VA 23226.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: US

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following:

On January 18, 2024, the Issuer issued 19,348 OP Units to the Reporting Person as compensation for service as the Issuer's President and CEO. The OP Units became redeemable for Common Stock on January 18, 2025.

On March 28, 2024, the Issuer issued 208,696 OP Units to an entity controlled by the Reporting Person as consideration for a property acquisition. The OP Units became redeemable for Common Stock on June 17, 2025. On
October 11, 2024, the Issuer issued 160,000 OP Units to the Reporting Person in a private placement at a purchase price of $12.50 per OP Unit for total consideration of $2,000,000. The OP Units will become redeemable for Common Stock on October 11, 2025.

On August 8, 2025, the Reporting Person exchanged 240,004 shares of Common Stock on a one-for-one basis for an aggregate of 240,004 OP Units. The OP Units are not redeemable until August 8, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Items 3, 5 and 6 hereof are hereby incorporated by reference into this Item 4, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person has voting and dispositive power over 388,084 shares of Common Stock of the Issuer, which represents approximately 25.8% of the total issued and outstanding shares of Common Stock of the Issuer based upon 1,505,270 shares of Common Stock outstanding at August 11, 2025, as reported by the Issuer, which includes 232,865 OP Units that are redeemable as of August 11, 2025, and 160,000 OP Units that will become redeemable on October 11, 2025. The OP Units are redeemable for cash equal to the then fair market value of one share of the Common Stock, except that the Operating Partnership may, at its election, cause the Issuer to acquire some or all of the OP Units so presented on a one-for-one basis for shares of the Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: 388,084
Transactions in the class effected during the past sixty days: On August 8, 2025, the Reporting Person exchanged 240,004 shares of Common Stock on a one-for-one basis for an aggregate of 240,004 OP Units, with such OP Units becoming redeemable on August 8, 2026.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Items 3 and 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Purchase and Sale Agreement dated February 15, 2024 by and among Medalist Diversified REIT, Inc. and RMP N. Central Ave., LLC.

Exhibit 2: Subscription Agreement, dated as of October 11, 2024, by and among Medalist Diversified Holdings, L.P., Medalist Diversified REIT, Inc. and Francis P. Kavanaugh

Exhibit 3: Exchange Agreement, dated as of August 8, 2025, by and among Medalist Diversified REIT, Inc., Medalist Diversified Holdings, LP and Francis P. Kavanaugh

## Signatures
- Francis P. Kavanaugh: /s/ Francis P. Kavanaugh, Francis P. Kavanaugh (08/11/2025)